

Mail Stop 4628

December 21, 2017

Via E-mail
Joel S. Hatlen
Vice President, Chief Operating Officer, Chief Financial Officer,
Secretary and Treasurer
Data I/O Corporation
6645 185th Avenue Northeast
Suite 100
Redmond, Washington 98052

>   **Re: Data I/O Corporation**
>   **10-K for Fiscal Year Ended December 31, 2016**
>   **Filed March 28, 2017**
>   **File No. 000-10394**

Dear Mr. Hatlen:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1.   You state on page 6 of the 10-K that Bosch accounted for approximately 11% of your 2016 net sales. We are aware of publicly available information stating that Bosch companies are serving North Korea, identifying a Bosch dealer in Sudan and indicating that Bosch has a regional headquarters in Dubai offering products and solutions to customers in Syria.

      North Korea, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea, Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to North Korea, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance

        Robert Quy
        Corporate Controller
        Data I/O Corporation